Exhibit 99.1

For Immediate Release

Bell to sell 50% stake in wireless retailer GLENTEL to Rogers

MONTRÉAL, December 24, 2014 -- BCE Inc. (TSX, NYSE: BCE; Bell) today announced that it will divest 50% of its ownership stake in wireless retailer GLENTEL Inc. (TSX: GLN) to Rogers Communications Inc. (TSX: RCI.A, RCI.B; NYSE: RCI) following the closing of Bell’s acquisition of GLENTEL, expected in the first half of 2015.

Under the agreement, Bell and Rogers will each own 50% of GLENTEL shares representing 50% of GLENTEL’s retail operations. In exchange, Rogers has agreed to pay in cash to Bell 50% of the GLENTEL transaction value following the successful closing of Bell’s GLENTEL acquisition. In addition, Rogers will withdraw its application for an injunction to block Bell’s acquisition of GLENTEL.

As announced on November 28, 2014, Bell will acquire all of GLENTEL's approximately 22.4 million fully diluted common shares for a total consideration for GLENTEL's equity of approximately $594 million. This represents a premium of 108% based on GLENTEL's closing share price on the TSX on November 27, 2014 and a 121% premium to the volume weighted trading average share price on the TSX for the 10 trading days prior to November 28. Including net debt and minority interest of approximately $78 million, the total enterprise value of GLENTEL is approximately $670 million.

“Providing continued access to GLENTEL’s first-class wireless retail operations for both competitors, this agreement greatly reduces Bell’s cost to acquire GLENTEL and helps ensure the transaction closes as scheduled to the benefit of GLENTEL shareholders,” said George Cope, President and CEO of BCE Inc. and Bell Canada. “GLENTEL’s distribution scope and renowned service and sales capabilities remain key to Bell’s strategy to accelerate wireless in Canada while delivering an improved customer experience.”

Headquartered in Burnaby, BC and operating as a standalone entity with independent management, GLENTEL will continue with its strategy of offering competing dual-carrier wireless brands to Canadian consumers and business customers. Bell’s agreement with Rogers does not impact the GLENTEL acquisition timeline or plan of arrangement, and closing of Bell’s GLENTEL acquisition is not dependent on the closing of Bell’s transaction with Rogers.

The Board of Directors of GLENTEL, acting on the unanimous recommendation of the Special Committee (which consisted solely of independent directors of GLENTEL), has unanimously approved the GLENTEL/Bell arrangement transaction and recommends that GLENTEL shareholders vote in favour of it. The Skidmore family, which owns approximately 37% of the common equity of GLENTEL, supports the transaction.

A special meeting of GLENTEL shareholders is scheduled for January 12, 2015 and the transaction is expected to be completed by the end of the first quarter of 2015.

About Bell

BCE Inc. is Canada's largest communications company, providing a comprehensive and innovative suite of broadband TV, Internet, wireless and other communication services to

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consumers and business customers through the Bell Canada and Bell Aliant brands. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada's #1 television network, and the country's most-watched specialty channels. To learn more, please visit BCE.ca.

Bell Let's Talk is a national charitable program promoting Canadian mental health with national awareness and anti-stigma campaigns, like Clara's Big Ride for Bell Let's Talk and Bell Let's Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Caution concerning forward-looking statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. (BCE) of all of the issued and outstanding common shares of GLENTEL Inc., and the subsequent divestiture of 50% of its ownership stake in GLENTEL to Rogers, the expected timing of both transactions and sources of funding of the GLENTEL acquisition transaction, certain strategic benefits expected to result from the proposed transactions, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward looking statements are provided herein for the purpose of giving information about the proposed transactions referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion and timing of the proposed transactions are subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court, shareholder and regulatory approvals, including competition and stock exchange approvals. Accordingly, there can be no assurance that the proposed transactions will occur, or that they will occur on the terms and conditions, or at the time, contemplated in this news release. The proposed transactions could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the proposed transactions will be realized.

For additional information on assumptions and risks underlying certain forward-looking statements made in this news release relating, in particular, to our network deployment and investment plans, please consult BCE’s 2013 Annual MD&A dated March 6, 2014 (included in the BCE 2013 Annual Report) and BCE’s 2014 First, Second and Third Quarter MD&As dated May 5, 2014, August 6, 2014 and November 5, 2014 respectively, filed by BCE with the

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Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

Media inquiries:

Jean Charles Robillard
Bell communications
(514) 870-4739
 jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
BCE investor relations
(514) 870-4619
 thane.fotopoulos@bell.ca

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